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                                                               November 14, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         The Columbia Gas System, Inc.
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                               File No.  70-8925

Gentlemen:

           In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 23, 1996, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that:

                        Confidential treatment requested


                                         Very truly yours,

                                         The Columbia Gas System, Inc.

                                         By: //s//J. W. Grossman
                                            -----------------------------------
                                               J. W. Grossman, Vice President